Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

June 18, 2014

VIA EDGAR

Christina DiAngelo Fettig

  Senior Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: FS Investment Corporation (File No. 333-195863)

Dear Ms. Fettig:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 12, 2014, regarding the Company’s Registration Statement on Form N-2 (File No. 333-195863) (the “Registration Statement”) and the prospectus included therein. For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

We also describe below the changes that we have made in response to the Staff’s comments in (i) the Company’s most recent quarterly filing and (ii) Pre-Effective Amendment No. 1 (“PEA 1”) to the Registration Statement, which the Company filed with the Staff on June 16, 2014.

Form N-2 filed 5/12/2014

General

1. Please update the financial information in the N-2 to include the March 31, 2014 quarterly information.

The Company accepts the Staff’s comment and updated the financial information to include the March 31, 2014 quarterly information in PEA 1.

Christina DiAngelo Fettig June 18, 2014 Page 2

2. Please file an amended N-2 and include updated accounting consents. We note that the consent dated May 8, 2014 from McGladrey LLP consents to the reference to the firm under the caption “Experts”. We note that McGladrey is referenced in sections other than “Experts”.

The Company accepts the Staff’s comment and filed as Exhibit (n)(3) to PEA 1 an updated accounting consent.

3. Please note that the financial statement comments apply to all FS BDCs and FS Global Credit Opportunities Funds, as applicable.

The Company notes the Staff’s comment and will consider, as applicable, the incorporation of the financial statement comments in future filings for all Franklin Square BDCs and FS Global Credit Opportunities Funds, consistent with the responses below.

December 31, 2013 Financial Statements

Page F-6 Consolidated Statements of Assets and Liabilities

4. Add a “Commitments and Contingencies” line item to the Statement of Assets and Liabilities along with a parenthetical reference to the specific note to financial statements that include disclosures of commitments and contingencies, such as Note 6 on page F-47 that contains disclosure of unfunded commitments. Refer to Article 6-04.15 of Regulation S-X.

The Company accepts the Staff’s comment. The Company included the requested disclosure in its most recent quarterly filing and will continue to include, as applicable, such disclosure in future filings. The “Commitments and Contingencies” line item on the Balance Sheet, together with a reference to Note 9, that were included in the Company’s most recent quarterly filing can be found on page F-47 of PEA 1.

5. The heading immediately above the “Total stockholders’ equity” line item reads, “Net unrealized appreciation/(depreciation) on investments and total return swap and gain/loss on foreign currency”. Please change “gain/loss” on foreign currency to “unrealized gain/loss”.

Christina DiAngelo Fettig June 18, 2014 Page 3

The Company accepts the Staff’s comment and in future filings will revise the line item to read “unrealized gain/loss”.

Page F-7 Consolidated Statements of Operations

6. Please add a line item for “Total Expenses” that includes total operating expenses and excise taxes.

The Company accepts the Staff’s comment and in future filings will add a line item for “Total Expenses” that will include total operating expenses and excise taxes.

Page F-8 Consolidated Statements of Changes in Net Assets

7. Next to the “Capital share transactions” disclosure, include a note referencing readers to “Note 3—Share Transactions” that contains disclosure about the number of shares sold, reinvested and repurchased during the applicable period.

The Company accepts the Staff’s comment and in future filings will include a note referencing readers to disclosure regarding share transactions.

Pages F-10 through F-17 Consolidated Schedule of Investments

8. We note that certain investments have PIK interest. Also, please see the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14:

.49 Certain registrants have debt investments that pay both PIK and cash interest. The SEC staff has noticed certain registrants hold debt instruments that have a provision permitting the issuer to determine a range of PIK interest that will be paid, along with a minimum cash percentage to be paid. For example, a bond may have a 15-percent stated interest rate that includes two rate components: (a) a minimum cash interest rate of 10 percent and (b) a PIK interest rate with a range between 0 percent and 5 percent. The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid. For example, if the issuer of the bond previously referenced with a 15-percent stated interest rate is currently paying 12 percent cash

Christina DiAngelo Fettig June 18, 2014 Page 4

interest and 3 percent PIK interest as of the date of the financial statements, then the schedule of investments would disclose the current 12 percent cash and 3 percent PIK interest rates, along with the range of possible PIK interest rates that could be paid (0-5 percent) or the maximum allowable amount of PIK interest (0 percent to 5 percent).

The Company accepts the Staff’s comment and included additional disclosure in its most recent quarterly filing and will continue to include, as applicable, such disclosure in future filings.

9. Page F-12 discloses “Unfunded loan commitments” in the amount of $48,439 in the Schedule of Investments. Include the issuer to which these unfunded commitments relate on the statement or in the notes. Note 6 on page F-47 references “one equity investment with aggregate unfunded commitments of $4,629”. We did not see this amount disclosed on the Consolidated Schedule of Investments. Why? Also, please describe the circumstances that would cause the unfunded commitments to be disclosed on the Schedule of Investments and the circumstances that would cause the unfunded commitments to be disclosed only in the Notes to Financial Statements.

The Company accepts the Staff’s comment and included additional disclosure in its most recent quarterly filing and will continue to include, as applicable, such disclosure in future filings. The Company notes that “Unfunded Loan Commitments” are disclosed on the Schedule of Investments as there is a potential for changes in the fair value of such commitments; accordingly, the Balance Sheet and Schedule of Investments are adjusted to reflect the effect of any such changes in value. The value of unfunded equity commitments, however, does not change and, therefore, no similar adjustment to the Balance Sheet and Schedule of Investments is necessary. The Company notes that the unfunded equity commitments are appropriately disclosed in Note 6 to the consolidated financial statements.

10. The Schedule of Investments discloses that the rate is based on L+ a spread. Disclose the specific LIBOR rate used and disclose the rate in effect at the reporting period date in a footnote to the Schedule of Investments.

The Company accepts the Staff’s comment and included additional disclosure in its most recent quarterly filing and will continue to include, as applicable, such disclosure in future filings.

Christina DiAngelo Fettig June 18, 2014 Page 5

11. We note that certain investments are denominated in foreign currencies. In future filings, please include the disclosure requirements of the AICPA Audit & Accounting Guide of Investment Companies as of May 1, 2013 (AAG-INV 7.124): “Notes to the financial statements should state an entity’s practice of either including or excluding that portion of realized and unrealized gains and losses from investments that result from foreign currency changes with or from other foreign currency gains and losses.”

The Company accepts the Staff’s comment and in future filings will include the requested disclosure.

12. We note that the fund invests in “Collateralized Securities”. What percentage of the fund’s total assets can be invested in collateralized securities? Please explain in a note to the financial statements the “rate” disclosed for certain collateralized securities. This comment applies to the rates that are not based on a LIBOR rate plus a spread. For example, the security “Rampart CLO 2007 IA Class Subord” discloses a rate of 40.3%. Below is an example of such disclosure:

“The CLO subordinated notes and income notes are considered equity positions in the CLO funds. Equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.”

Are any of the “Collateralized Securities” non-income producing investments? If so, these should be identified as such with a note. Refer to footnote 5 to Article 12-12 of Regulation S-X.

The Company notes the Staff’s comment and respectfully submits that, as noted on pages 3 and 111 of PEA 1, at March 31, 2014, 3% of the Company’s investment portfolio consisted of collateralized securities. The Company does not currently intend to materially increase its investments in collateralized securities.

Christina DiAngelo Fettig June 18, 2014 Page 6

If market conditions improve for collateralized securities, investment in those securities could increase in the future; provided that the Company does not expect such investments to exceed 5% of the Company’s invested portfolio. The Company further notes that its collateralized securities are not equity investments.

The Company in future filings will include additional disclosure to address the Staff’s comment, as applicable.

Notes to Consolidated Financial Statements

13. Note 1—Page F-30 describes “another wholly-owned subsidiary through which it may hold certain investments in portfolio companies from time to time”. Please provide more detail regarding the nature of this wholly-owned subsidiary.

The Company notes the Staff’s comment and supplementally informs the Staff that such entity was formed for tax purposes and was unfunded as of December 31, 2013.

14. Note 4—Related Party Transactions on page F-39 discloses three parts to the incentive fee calculation:

“The third part of the incentive fee, which is referred to as the subordinated liquidation incentive fee, equals 20.0% of the net proceeds from a liquidation of the Company in excess of adjusted capital, as calculated immediately prior to liquidation. The investment advisory and administrative services agreement will be amended effective upon the listing of the Company’s common stock on a national securities exchange, if any, to eliminate the subordinated liquidation incentive fee.”

Please remove this disclosure in future filings and confirm that no subordinated liquidation incentive fee was paid or accrued and no subordinated liquidation incentive fee will be paid or accrued.

The Company accepts the Staff’s comment and in future filings will delete the above-referenced disclosure.

Christina DiAngelo Fettig June 18, 2014 Page 7

15. Page F-40—The chart on page F-40 discloses “$5,165 of administrative services expenses paid to FB Advisor”. Please reconcile this amount to the amount of $1,390 of “Accounting and administrative fees” disclosed on the Statement of Operations.

The Company notes the Staff’s comment and respectfully submits that the $1,390 of “Accounting and administrative fees” disclosed on the Statement of Operations related to payments made to the Company’s co-administrator, State Street Bank and Trust Company.

16. Page F-51 Footnote (1) to the Significant Unobservable Inputs table discloses that the remaining Level 3 assets were valued by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end”. Disclose the dollar amount of these Level 3 assets and include them in the chart.

The Company accepts the Staff’s comment and in future filings will include the requested disclosure.

17. Page F-51—We note that the “Equity/Other” investments are valued using multiple valuation techniques. Bifurcate the fair value by valuation technique. This matter was discussed during the AICPA expert panel meeting held on December 12, 2012:

http://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocuments/INV/INV_EP_Minutes/

INV_ExpertPanel_Minutes_Archive.pdf

e. During the November conference call, the SEC staff referred to the SEC’s CorpFin staff remarks at the recent AICPA National Conference on Banks & Savings Institutions regarding the use of multiple valuation techniques for certain classes of instruments, where such techniques are not bifurcated by fair value under each valuation approach. The SEC staff provided an example of a BDC with senior debt in Level 3, where both a discounted cash flows valuation technique and market comparable valuation technique were used, each technique used for different holdings within senior debt. The fund only provided total fair value for the total senior debt and did not separately disclose the fair value derived from the discounted cash flow technique and the fair value derived from the market comparable technique. The remarks are available at http://sec.gov/news/speech/2012/spch091212sc.pdf.

Christina DiAngelo Fettig June 18, 2014 Page 8

The Company notes the Staff’s comment and respectfully submits that it will take such comment under consideration for future filings.

18. Note 8. Financing Arrangements—Please disclose the rate of the “non-usage fee” or the “commitment fee” on each financing facility.

The Company accepts the Staff’s comment and included additional disclosure with respect to the amount of non-usage fees paid in its most recent quarterly filing and will continue to include, as applicable, such disclosure in future filings.

19. Note 8. Financing Arrangements—Please disclose the “Default rates”.

The Company notes the Staff’s comment and respectfully submits that it will take such comment under consideration for future filings.

20. Page F-57- Disclose the fees paid to the collateral manager and collateral administrator.

The Company notes the Staff’s comment. The Company respectfully submits that fees paid by its wholly-owned subsidiaries to the Company for services as collateral manager are eliminated in consolidation and that fees paid to the respective collateral administrators are immaterial. Therefore, the Company believes that the current disclosure is complete.

N-2 filed 5/12/2014

21. Confirm that excise taxes are included in the fee table estimates.

The Company notes the Staff’s comment and confirms that the excise taxes are included in the fee table estimates.

22. Page 57—Page 57 includes the following disclosure: “In addition, our relationship with GSO, one of the largest CLO managers in the world, allows us to opportunistically invest in CLOs. CLOs are a form of securitization where the cash flow from a pooled basket of syndicated loans is used to support distribution payments made to different tranches of securities. While collectively CLOs represent nearly fifty percent of the broadly syndicated loan universe, investing in individual CLO tranches requires a high degree of investor sophistication due to their structural complexity and the illiquid nature of their securities”

Christina DiAngelo Fettig June 18, 2014 Page 9

What percentage of the portfolio will FS invest in CLOs? Include enhanced risk disclosure related to investments in CLOs.

The Company notes the Staff’s comment and respectfully submits that, as noted on pages 3 and 111 of PEA 1, at March 31, 2014, 3% of the Company’s investment portfolio consisted of collateralized securities. The Company does not currently intend to materially increase its investments in collateralized securities. If market conditions improve for collateralized securities, investment in those securities could increase in the future; provided that the Company does not expect such investments to exceed 5% of the Company’s invested portfolio. The Company further notes that its collateralized securities are not equity investments.

The Company in future filings will include the requested risk disclosure to the extent that collateralized securities represent more than a de minimis percentage of the Company’s investment portfolio.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Christina DiAngelo Fettig June 18, 2014 Page 10

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	William Goebel
Gerald F. Stahlecker
Stephen S. Sypherd
FS Investment Corporation